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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                AMENDMENT NO. 1


                                       TO


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                      ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                           (Name of Subject Company)

                             AES ACQUISITION CORP.
                      INDIRECT WHOLLY OWNED SUBSIDIARY OF

                             PHILIP SERVICES CORP.
                                   (Bidders)

                                  COMMON STOCK
                         (Title of class of securities)

                                  007949 10 0
                     (CUSIP Number of Class of Securities)

                                  COLIN SOULE
                             PHILIP SERVICES CORP.
                              100 KING STREET WEST
                             P.O. BOX 2440, LCD #1
                               HAMILTON, ONTARIO
                                 CANADA L8N 4J6
                                 (905) 521-1600
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                with a copy to:

                          CHRISTOPHER W. MORGAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            SUITE 1820, NORTH TOWER
                           BOX 189, ROYAL BANK PLAZA
                                TORONTO, ONTARIO
                                 CANADA M5J 2J4
                                 (416) 777-4700

                               DECEMBER 16, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

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     AES Acquisition Corp., a New York corporation (the "Purchaser" and an indirect wholly owned subsidiary of Philip Services Corp., an Ontario corporation ("Parent")), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 and Schedule 13D, filed with the Securities and Exchange Commission on December 24, 1997 (the "Tender Offer Statement") relating to an Offer by the Purchaser to purchase all shares of Common Stock, par value $0.0001 per share (the "Shares") of Advanced Environmental Systems, Inc., a New York corporation, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 24, 1997, and the related Letter of Transmittal. All capitalized terms shall have the meaning assigned to them in the Tender Offer Statement unless otherwise indicated herein.


ITEM 10. ADDITIONAL INFORMATION.


     On January 22, 1998, Advanced Environmental Systems, Inc. issued a press release, a copy of which is attached as Exhibit (a)(8) and is incorporated by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 is hereby amended and supplemented by the addition of the following:



Exhibit (a)(8) Press Release, dated January 22, 1998 issued by Advanced Environmental Systems, Inc.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1998                   AES ACQUISITION CORP.

                                          By: /s/ COLIN SOULE

                                            ------------------------------------
                                            Name: Colin Soule
                                            Title: Secretary
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 1998                   PHILIP SERVICES CORP.

                                          By: /s/ COLIN SOULE

                                            ------------------------------------
                                            Name: Colin Soule
                                            Title: Executive Vice President,
                                                General Counsel and Secretary

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                         DESCRIPTION
-------    ----------------------------------------------------------------------------------
*(a)(1)    Offer to Purchase, dated December 24, 1997.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
*(a)(7)    Text of Press Release, dated December 18, 1997, issued by Advanced Environmental
           Systems, Inc.
 (a)(8)    Text of Press Release, dated January 22, 1998 issued by Advanced Environmental
           Systems, Inc.
 (b)       None
*(c)(1)    Agreement and Plan of Merger, dated as of December 15, 1997 among Philip Services
           Corp., AES Acquisition Corp. and Advanced Environmental Systems, Inc.
*(c)(2)    Form of Stockholder Agreement, dated as of December 15, 1997, among Philip
           Services Corp., AES Acquisition Corp., and the Selling Stockholders.
*(c)(3)    Short Form Merger Option Agreement, dated as of December 15, 1997, among Philip
           Services Corp., AES Acquisition Corp. and Advanced Environmental Systems, Inc.
 (d)       None.
*(e)       Not applicable.
 (f)       None.


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* Previously filed.